UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Emrod Inc.

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    April 27, 2021

Physical Address of Issuer:

Level 3/1 Kenwyn Street, Parnell, Auckland, 1052, New Zealand

Website of Issuer:

https://www.emrod.energy

Current Number of Employees:
11

	Most recent fiscal year-end (Ending March 31, 2022)	Prior fiscal year-end (Ending March 31, 2021)
Total Assets	$1,495,281	$248,834
Cash & Cash Equivalents	$917,753	$2,105
Accounts Receivable	$0	$0
Short-term Debt	$513,618	$661,759
Long-term Debt	$645,007	$251,748
Net Revenue	$498,234	$347,137
Cost of Goods Sold	$0	$0
Income tax*	$0	$0
Net Income/(Loss)	($1,064,892)	($606,799)

*Net provision for income tax


Form C-AR

May 18, 2023

Emrod Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Emrod Inc., a Delaware limited liability company (the "**Company**" or "**Emrod**," as well as references to "**we**," "**us**," or "**our**"), for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document, the words "estimate," "project," "believe," "anticipate," "intend," "expect," and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The date of this Form C-AR is May 18, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.


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Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR.

SUMMARY

The Company

Emrod Inc. is a Delaware corporation, incorporated on April 27, 2021.

The Company's principal place of business is located at Level 3/1 Kenwyn Street, Parnell, Auckland, 1052, New Zealand. The Company's registered agent, United Corporate Services, Inc. is located at 874 Walker Road, Suite C, Dover, DE 19904, United States.

The Company's website is https://www.emrod.energy.

The Company conducts business in the United States, Auckland, New Zealand, and Munich, Germany. The Company's potential customers are located worldwide. The Company has two wholly owned subsidiaries, Emrod Group Limited, a New Zealand company ("**EGL**"), and Emrod GmbH, a German company. EGL was formed on January 29, 2021 and became the Company's subsidiary through a share exchange agreement with the Company executed on July 14, 2021. EGL has one wholly owned subsidiary, Emrod Limited, a New Zealand company. Emrod Limited was formed on July 2, 2019 and became EGL's subsidiary through a share exchange agreement with EGL executed on January 29, 2021. Emrod GmbH was formed on September 9, 2022.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is beginning to implement its business plan as it has a relatively short operating history. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The Company utilizes technology that may pose health and safety concerns.

Our technology uses microwaves to transmit energy. Extended exposure to high power microwave radiation is known to have harmful effects on humans and animals. While our system is designed to ensure that the beam in which the energy is transmitted never touches anything but clear air, we cannot guarantee that our safety measures and built-in safety mechanisms are or will ever be sufficient to account for and safeguard against any or all potential health and safety risks. Technological failure or human error may interfere with the quality, adequacy and/or sustainability of our current safety controls, which may adversely affect our business, financial condition and results of operations.

Unforeseen technological challenges may emerge during field trials that may inhibit, delay or decelerate commercialization.

Our technology has yet to be commercially implemented and our products are still in development. Our profitability, key metrics, commercial applications and innovations and other projections related to our technology's capabilities are primarily based upon demonstrations and assessments derived from lab-based trials of our prototypes. Unforeseen challenges and new information may result during or from ongoing field trials that may require us to reevaluate or modify the specifications of our products and underlying technology and/or otherwise negatively impact our projected technological applications or capabilities. For example, issues to due atmospheric conditions, structural issues with components of the prototype, lower efficiency levels due to real-world conditions, and tracking and focusing challenges may slow down or inhibit implementation in moving targets such as drones and ships. As a result, our business, financial condition and results of operations may be adversely affected.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new

products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Our future success and ability to compete depends, in part, on maintaining, securing and building upon the Company's first mover advantage.

In the future, a rival company might develop competitive technology and enter the market before we are in a position to quickly and effectively scale our revenues and achieve operating efficiencies. Failure to secure our patent applications in key countries may allow market entrants to develop or utilize the key intellectual property underlying our technology for commercial application and may cause our business, market position, financial condition and results of operations to suffer. In addition, if we are unable to sufficiently establish clientele and secure a sales funnel in our target verticals before competing companies develop more advanced technology and enter into the market, our commercial momentum may be adversely affected.

The COVID-19 pandemic has impacted, and may continue to impact, our business, key metrics, and results of operations in volatile and unpredictable ways.

The uncertainty around the COVID-19 pandemic in the United States, New Zealand, Germany (the aforesaid being countries in which the Company conducts business) and worldwide will likely continue to adversely impact national and global economies. The full extent of the impact of the pandemic on our business, key metrics, and results of operations depends on future developments that are uncertain and unpredictable, including the duration, severity, and spread of the pandemic, its impact on capital and financial markets, and any new information that may emerge concerning the virus or vaccines or other efforts to control the virus. Unpredictable circumstances relating to the ongoing pandemic may worsen and have a negative impact on the execution of our business plans and operations. For example, we may experience disruptions if our employees, partner(s) or prospective client(s) become ill and are unable to perform their duties, or if our operations, networks, or the operations of our partner(s) or prospective client(s) are adversely impacted by the pandemic. Any uncertainties related to the pandemic could harm our business, financial condition and results of operations.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we

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acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights held by its subsidiaries to operate its business. Those intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

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In particular, we are dependent on Zvi (Greg) Kushnir, our Chief Executive Officer and director, and our other employees. The Company has entered into an employment agreement with Zvi (Greg) Kushnir; however, there can be no assurance that Greg Kushnir will continue to be employed by the Company for a particular period of time. The loss of Greg Kushnir, or any member of the board of directors, executive officer or key person could harm the Company's business, financial condition, cash flow and results of operations.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. However, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes customer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of customers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and

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misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, our operations could depend upon the secure transmission of confidential information over public networks. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

As a holding company, we will depend on the ability and success of our subsidiaries.

We are a holding company and do not have any significant operations or assets other than our ownership of the shares of our subsidiaries. We therefore depend on our subsidiaries' operations and our success depends largely upon the success of our subsidiaries. Our subsidiaries are located in New Zealand and Germany and changes in the legal landscape in New Zealand or Germany could also affect our subsidiaries and us adversely. Moreover, dividends, revenue and other permitted distributions from our subsidiaries will be our primary source of funds to meet ongoing cash requirements, including future debt service payments, if any, and other expenses, and to pay dividends to our shareholders if we choose to do so. Our subsidiaries could be subject to applicable law as well as significant regulatory restrictions limiting their ability to declare and pay dividends. The inability of our subsidiaries to pay dividends in an amount sufficient to enable us to meet our cash requirements at the holding company level could have an adverse effect on our operations. Additionally, if our subsidiaries fail to manage their operations, such failure can adversely affect the Company.

The Company is not registered in its principal place of business, but its subsidiaries are.

The Company is incorporated in Delaware. However, the Company has its principal place of business in Auckland, New Zealand. The Company's subsidiaries are located in and registered in New Zealand and Germany. Presently, the Company is not registered to do business in Auckland. However, the Company could be required to register in New Zealand. In such case, even if the

Company complies with such requirement, there could be sanctions or liability imposed on the Company for its lack of registration. All of the foregoing could lead to an adverse effect and/or a loss in revenue to the Company.

BUSINESS

Description of the Business

The Company is opening up the world's access to energy without the need to lay down miles of cables. We have developed and are continuing to improve proprietary technology to enable long-range wireless energy transmission that is safe, reliable and cost-effective. Our system, which works by shaping microwave energy into a beam that's sent and received by a pair of antennas, is aimed at providing a more cost-effective, quicker and environmentally friendly solution for energy companies to transmit power over difficult terrain, including waterways, forests and mountains, than traditional infrastructure. This technology could be game-changing for the industry, opening up opportunities for improving energy access, grid decentralization and increasing the uptake of renewables. It is also an enabling technology – in addition to the applications mentioned above, long range wireless transmission could be used for powering remote cell sites, remote mining and other equipment including EV charging stations, powering islands, as well as in the marine and aerospace industries.

Business Plan

The Company will initially sell primarily direct to electricity distribution companies, supplying equipment and providing maintenance to enable these companies to implement wireless solutions that will reduce operating costs and decrease structural failure points. Once we have achieved sufficient traction and demonstrated our technology in live scenarios, in order to accelerate growth, we will look to licensing our technology by partnering with large engineering firms who manufacture and sell electricity grid equipment, enabling us to leverage their existing customer base and scale into international territories. In the future, after gaining sufficient market share within our primary markets, we will target other applications for the technology as mentioned above.

The Company's Products and/or Services

Product / Service	Description	Current Market
EM-Bridge	Permanent installation used for ongoing power supply on a large scale across long distances.	Utilities; space-based solar power projects
EM-Bridge Edge	Permanent units typically used at the edge of a distribution network where traditional wire-based connections are not	Utilities; telcos; renewable power generation project developers; mining companies; ports and shipping companies; defense

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	economically viable or difficult to install and maintain.	
MOR ("Mobile Outage Response")	Truck-mounted units for addressing planned or unplanned outages by bridging the "gap" in the network caused by down lines or segments.	Utilities; disaster relief/aid agencies
Galvanix	Smaller permanent units installed as a backup system to improve network resilience and secure energy supply continuity during emergencies.	Governments; hospitals; telcos; other critical infrastructure

Competition

As far as we are aware, there is a small number of private organizations looking to offer technology that competes with the Company's products. These organizations include Caltech and Virtus Solis, both based in the USA, and a company established by the Space Energy Initiative in the UK. It appears that these organizations are currently more focused on space-based solar power projects rather than terrestrial applications for power beaming. The closest competing technologies for wireless power transfer are resonance and coupling technologies and technologies that operate like strong WIFI, but for our applications they are significantly less efficient, cover significantly shorter distances and handle significantly less power. Microgrids, batteries, wind and solar could also be seen as competing, but in applicable use cases our tech can be implemented at lower costs, provide an ongoing solution that works all the time, produce less noise and pollution and an overall lower environmental footprint, can be mobile where needed, and can be implemented faster.

Customer Base

We are still in private testing phase for our main product and we seek to initially roll out our products and services gradually. In September of 2022, we demonstrated our technology to the European Space Agency and Airbus in Munich, Germany, and this demonstration was publicly reported by various media outlets. We intend to sell and contract our products and services to target utilities/electricity distribution companies, engineering firms selling to line companies globally, owners of cell tower infrastructure, tech integrators, renewable power generation project developers, mining companies, ports and shipping companies, defense agencies, disaster relief/aid agencies, owners of critical infrastructure, aerospace companies and other end-clients.

Supply Chain

The majority of components the Company requires are non-manufacturer specific and can be sourced from a variety of potential suppliers. There are two components presently used (though may not be components in the next generation of our technology) which are only available from

one manufacturer. For these components, the Company has established a close working relationship with the agent for the manufacturer and with the manufacturer themselves, which enables the Company to ensure our required supply.

For manufacture of elements required for the assemblies, such as printed circuit boards or CNC-machined components, there are again multiple options for suppliers both in New Zealand and overseas – it's "run-of-the-mill" manufacturing. To date the Company has used New Zealand-based suppliers, but in future, depending on locations of end use, the Company will likely use overseas suppliers where there is an advantage to do so.

Intellectual Property

The Company has no intellectual property in its own name. The Company owns 100% of Emrod Group Ltd, the Company's previous parent, and Emrod Group Ltd in turn is the 100% owner of Emrod Ltd, which has the following intellectual property:

Patents

Application or Registration #	Description	File Date	Grant Date	Country
62/934,511	Provisional Patent Application relating to a long-range wireless power (LWPT) concept	11/12/2019	Pending	USA
2019904254	Provisional Patent Application relating to a LWPT concept	11/12/2019	Pending	Australia
PCT/IB2020/060559	Patent Cooperation Treaty (PCT) application	11/11/2020	Pending	Switzerland*
109139320	Substantially the same as the PCT specification	11/11/2020	Pending	Taiwan
BR112022009160-5	Substantially the same as the PCT specification	05/11/2022	Pending	Brazil
3157758	Substantially the same as the PCT specification	05/09/2022	Pending	Canada
20887432.1	Substantially the same as the PCT specification	05/18/2022	Pending	Europe
202217030613	Substantially the same as the PCT specification	05/27/2022	Pending	India

292952	Substantially the same as the PCT specification	05/11/2022	Pending	Israel
2022-527978	Substantially the same as the PCT specification	05/12/2022	Pending	Japan
MX/a/2022/005756	Substantially the same as the PCT specification	05/11/2022	Pending	Mexico
788419	Substantially the same as the PCT specification	05/19/2022	Pending	New Zealand
63/347,749	Systems and method for worldwide energy matrix	06/01/2022	Pending	USA
63/391,883	Apparatus and method for rectifier configurations for wireless power transfer applications and a waveguide-to-microstrip coupler array	07/25/2022	Pending	USA

*Patent Cooperation Treaty - The Treaty is administered by World Intellectual Property Organization out of its office in Switzerland.

Trademarks

Application or Registration #	Description	File Date	Grant Date	Country
1176522	Emrod	4/20/2021	Registered 20 April 2021	New Zealand
1154133	EM-Bridge	7/21/2020	Registered 22 January 2021	New Zealand
1637347	Emrod	10/20/2021	Registered 20 October 2021	International – Madrid
1637347	Emrod	05/30/2022	Registered October 20, 2021	Europe

Governmental/Regulatory Approval and Compliance

Deployment of our systems in any particular country may require the approval of the equivalent of its FCC and/or similar regulatory bodies, as well as export controls approvals from the supplier of certain components used in some of our systems. We cannot be certain that we will receive the

necessary approvals in any particular country. Failure to obtain them in a timely manner or at all will delay or prevent us from entering that country, which will slow or limit our growth.

Litigation

The Company is not subject to any current or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Zvi (Greg) Kushnir	Founder , Director, Chief Executive Officer	Emrod, Founder, Director, and Chief Executive Officer (July 2, 2019 – present) Responsible for overall company strategy, development and management. Peregrine Pacific Limited, Founder and Managing Partner (April 16, 2014– present) Responsible for investment selection and execution. Tatau Limited, Co-Founder and Director (June 1, 2017 – September 30, 2020): responsible for formative strategy, development and management, and subsequent appointment of the management team. Zodiac Limited dba Zodiac Psychics, Co-Founder and Director (March 3, 2015 – October 3, 2019): responsible for overall company strategy, development and management.	NYU Polytechnic University, MBA (2002) The Academic College of Tel-Aviv, Yaffo; BSc, Computer Science (2000)

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		Sure Technologies Limited dba Bitcover, Co-Founder and Director (March 1, 2018 – December 3, 2019) Responsible for formative strategy, development and management, and subsequent appointment of the management team.	
Joyce Wong	Chief Financial Officer	Emrod, Chief Financial Officer (November 2021 – present) Responsible for overall financial and operations management. Consultant CFO – Self employed (October 1, 2019 – present) Provided CFO services to clients	Institute of Chartered Accountants of NZICA; 2013 University of Canterbury BCom; 2010
Andrew Wallace	Commercial Director	Emrod, Commercial Director (April 1, 2021 - present); Responsible for overall commercial operations. Lowndes Jordan, Partner (October 1, 2013 - March 31, 2021) Responsible for advising clients on various corporate and commercial law issues and assisting with the management of the firm.	University of Auckland; BCom (Operations Management) LLB; 2001

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually

paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 11 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 10,000,000 shares of common stock, par value $0.00001 per share (the "**Common Stock**").

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	1,135,460
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	If the Company issues more Common Stock, the value of the Securities will be diluted.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%*

*This percentage calculation is derived from the Company's outstanding capital stock.

Type	Stock Options
Amount Outstanding	22 option grants covering 70,013 shares of Common Stock upon exercise of all options
Par Value Per Share	$0.00001
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	When the options exercise and vest and if more stock options are issued, the value of the Securities will be diluted.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	5.8%*

*The percentage ownership assumes full exercise of all of the Company's currently issued options only, at the exclusion of all of the other convertible securities of the Company. Percentage calculation is an approximation and rounded to the nearest decimal point.

Type	Crowd SAFE
Amount Outstanding	$1,116,395
Voting Rights	None.
Anti-Dilution Rights	None.
Material Terms	$14,000,000 valuation cap, 20% discount for subscriptions amounting to $750,000, and a $17,000,000 valuation cap and 20% discount for all subsequent subscriptions. Conversion upon an Equity Financing (as defined in the Crowd SAFE and at the Company's election) and a Liquidity Event (as defined in the Crowd SAFE and at the investor's failure to select a cash payment equal to the payment amount of the Securities). Payment upon a Dissolution Event (as defined in the Crowd SAFE), pursuant to the terms of the Crowd SAFE.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	8.0%*

*The percentage ownership assumes conversion of the Crowd SAFEs only, at the exclusion of all of the other convertible securities of the Company, at a valuation cap of $14,000,000. Percentage calculation is an approximation and rounded to the nearest decimal point.

Type	SAFE
Amount Outstanding	$2,000,000
Voting Rights	None.
Anti-Dilution Rights	None.
Material Terms	$45,000,000 valuation cap. Conversion upon an Equity Financing (as defined in the SAFE and at the Company's election) and a Liquidity Event (as defined in the SAFE and at the investor's failure to select a cash payment equal to the payment amount of the Securities). Payment of the Purchase Amount (as defined in the SAFE) due upon a Dissolution Event, pursuant to the terms of the SAFE.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	4.4%*

* The percentage ownership assumes conversion of the SAFEs only, at the exclusion of all of the other convertible securities of the Company, at a valuation cap of $45,000,000. Percentage calculation is an approximation and rounded to the nearest decimal point.

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Loan
Creditor	Callaghan Innovation
Amount Outstanding	$291,324*
Interest Rate and Amortization Schedule	3%
Description of Collateral	N/A
Other Material Terms	No repayments of principal or interest required in years 1 to 3, then monthly repayments in years 4 through 10 of the loan agreement.
Maturity Date	08/12/2030
Date Entered Into	8/13/2020

*This loan amount is converted from NZD to USD using the foreign exchange rate as of March 31, 2022 (1 NZD = 0.69 USD).

Type	Loan
Creditor	Gold Band Finance Limited
Amount Outstanding	$352,161*
Interest Rate and Amortization Schedule	6.65%
Description of Collateral	$354,093 deposit from Peregrine Pacific Limited (used to guarantee this loan).
Other Material Terms	N/A
Maturity Date	06/09/2023
Date Entered Into	05/18/2022

*This loan amount is converted from NZD to USD using the foreign exchange rate as of March 31, 2022 (1 NZD = 0.69 USD).

Type	Loan
Creditor	Inland Revenue Department
Amount Outstanding	$18,191*
Interest Rate and Amortization Schedule	3%
Description of Collateral	None
Other Material Terms	No repayments required for the first 2 years. If full repayment is made within 2 years, no interest will be charged. If payment is made after 2 years, interest will be charged from day 1.
Maturity Date	09/11/2026
Date Entered Into	09/11/2021

*This loan amount is converted from NZD to USD using the foreign exchange rate as of March 31, 2022 (1 NZD = 0.69 USD).

Type	Line of Credit
Creditor	ASB Bank Limited
Amount Outstanding	$104*
Interest Rate and Amortization Schedule	4.95%
Description of Collateral	None
Other Material Terms	Total credit limit is $207,000.
Maturity Date	February 4, 2022
Date Entered Into	February 4, 2021

*This line of credit is not currently in use. This balance is a monthly bank fee.

Ownership

The Company is owned by one entity.

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Peregrine Pacific Ltd.*	1,000,000 shares of Common Stock	88.1%**

*The Chief Executive Officer is the sole Director of Peregrine Pacific Ltd. and the entity is solely owned by the Chief Executive Officer's family trust, the Kushnir Family Trust ("*Family Trust*"). The trustees of the Family Trust are Zvi Kushnir, Osnat Kushnir and Quaestor Trustee Services Limited.

** This percentage calculation is derived from the Company's outstanding voting equity.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Emrod Inc. (the "*Company*") was incorporated on April 27, 2021, under the laws of the State of Delaware, and is headquartered in New Zealand. The Company conducts its business primarily through its subsidiaries and provides a sustainable proprietary alternative to energy transmission.

The Company is expecting to earn revenues from activities that include the following:

1) direct equipment sales to and maintenance and monitoring contracts with electricity distribution companies, engineering firms and end-clients;
2) sales through channels, including commercial engagements with engineering firms that sell to line companies globally and integrators of communication and power systems; and
3) licensing arrangements in additional verticals with manufacturers and integrators in marine, aviation, space, mining and other industries.

The Company expects to achieve gradual profitability in the next 1-2 years and intends to focus on optimizing our products for wider commercial application, establishing strategic partnerships, strengthening our IP portfolio and reinforcing our early market traction.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the
time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of January 26, 2023, the Company had an aggregate of $1,701,518 in cash and cash equivalents, leaving the Company with approximately 12 months of runway.

Liquidity and Capital Resources

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering and investments received from subsequent investors.

Capital Expenditures and Other Obligations

The Company plans to continue investing in R&D (which includes material spend on prototype hardware & minor capital spend such as test equipment) and intends to move into and fit out new premises that will combine office and R&D lab space within the next 2-3 years.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
SAFE	$2,000,000	2,000,000	Equipment prototypes, Corporate and Administrative Fees, Sales and Marketing	11/18/2022	Section 4(a)(2)
Crowd SAFE	$1,116,395	1,116,395	Equipment prototypes, Corporate and Administrative Fees, Sales and Marketing, Personnel, and Intermediary Fees	8/11/2021	Section 4(a)(6)
Common Stock	1,092,686	1,092,686	General working capital	7/14/2021	Section 4(a)(2)
Stock Options	N/A	160,493	General working capital	1/6/2021	Section 4(a)(2)

See the section titled *"Capitalization and Ownership"* for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any

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of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

Peregrine Pacific Ltd. ("***Peregrine***") has guaranteed Gold Band Finance's working capital loan to the Company (see the "Outstanding Debt" section above for more information on such working capital loan). Peregrine is solely owned by the Chief Executive Officer's family trust ("**Family Trust**"). The full name of the Family Trust is "Kushnir Family Trust," and its trustees are Zvi Kushnir, Osnat Kushnir and Quaestor Trustee Services Limited. The Chief Executive Officer of the Company is the sole Director of Peregrine. Details about such guarantee are as follows:

Type	Personal Guarantee from Peregrine
Creditor	Gold Band Finance Limited
Amount Outstanding	$354,093*
Interest Rate and Amortization Schedule	0%
Description of Collateral	Peregrine placed a deposit of $354,093 with Gold Band Finance as collateral for Gold Band Finance's working capital loan to the Company
Other Material Terms	N/A
Maturity Date	May 17, 2023
Date Entered Into	May 17, 2022

*This amount is converted from NZD to USD using a foreign exchange rate as on 31 March 2022.

TAX MATTERS

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C-AR CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Conflicts of Interest

The Company has not engaged in any transactions or relationships that would give rise to a conflict of interest with the Company, its operations or its securityholders.

OTHER INFORMATION

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Greg Kushnir

(Signature)

Zvi Kushnir

(Name)

Chief Executive Officer, Director

(Title)

May 18, 2023

(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Greg Kushnir

(Signature)

Zvi Kushnir

(Name)

Chief Executive Officer, Director

(Title)

May 18, 2023

(Date)

EXHIBIT A

I, Zvi (Greg) Kushnir, the Chief Executive Officer of Emrod Inc., hereby certify that the consolidated financial statements of Emrod Inc, and notes thereto for the periods ending March 31, 2022 and March 31, 2021, included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2022 the amounts reported on our tax returns were total loss of $1,956,058; taxable income of -$-1,097,178 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the May 19 2023   (Date of Execution).

Greg Kushnir

_____ (Signature)

 CEO_____ (Title)

May 19 2023_____ (Date)

EMROD INC.

CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED MARCH 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

FINANCIAL STATEMENTS:

As of March 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	917,753	$	2,105
Prepaids and Other Current Assets		136,859		208,952
Total Current Assets		**1,054,612**		**211,057**
Property and Equipment, net		26,887		-
ROU (Right-of-Use) Asset		366,902		-
Intangible Assets		46,880		37,777
Total Assets	$	**1,495,281**	$	**248,834**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	72,830	$	10,467
Credit Cards		2,711		2,373
Current Portion of Loans and Notes		383,675		154,500
Amount due to Related Parties		-		440,240
Other Current Liabilities		54,402		54,180
Total Current Liabilities		**513,618**		**661,759**
Promissory Notes and Loans		278,105		251,748
Lease Liability		366,902		-
Total Liabilities		**1,158,625**		**913,507**
STOCKHOLDERS EQUITY				
Common Stock		11		11
Subscription Receivable		-		(11)
Additional Paid in Capital		2,064,372		2,416
Accumulated Other Comprehensive Income (AOCI)		4,253		-
Retained Earnings/(Accumulated Deficit)		(1,731,981)		(667,088)
Total Stockholders' Equity		**336,656**		**(664,673)**
Total Liabilities and Stockholders' Equity	$	**1,495,281**	$	**248,834**

See accompanying notes to financial statements.

For Fiscal Year Ended March 31,		2022		2021
(USD $ in Dollars)				
Net Revenue	$	498,234	$	347,137
Cost of Goods Sold		-		-
Gross profit		498,234		347,137
Operating expenses				
General and Administrative		573,711		95,870
Research and Development		940,893		851,668
Sales and Marketing		17,460		5,817
Total operating expenses		1,532,064		953,354
Operating Income/(Loss)		(1,033,829)		(606,218)
Interest Expense		31,063		581
Other Loss/(Income)		-		-
Income/(Loss) before provision for income taxes		(1,064,892)		(606,799)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	$	(1,064,892)	$	(606,799)

See accompanying notes to financial statements.

(in , $US)	Common Stock		Additional Paid In Capital	Subscription Receivable	Accumulated Other Comprehensive Income (AOCI)		Retained earnings/ (Accumulated Deficit)		Total Shareholder Equity	
	Shares	Amount								
Balance—December 31, 2020		$ -	$ -				$	(60,290)	$	(60,290)
Issuance of Stock	1,135,460	11		(11)						-
Share-Based Compensation			2,416							2,416
Net income/(loss)								(606,799)		(606,799)
Balance—March 31, 2021	1,135,460	11	2,416	(11)			$	(667,088)	$	(664,673)
Issuance of Stock	-	-	2,060,812	11						2,060,823
Share-Based Compensation			1,144							1,144
Translation Adjustment					$	4,253				4,253
Net income/(loss)								(1,064,892)		(1,064,892)
Balance—March 31, 2022	1,135,460	$ 11	$ 2,064,372	$ -	$	4,253	$	(1,731,981)	$	336,656

See accompanying notes to financial statements.

For Fiscal Year Ended March 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(1,064,892)	$	(606,799)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		6,444		-
Amortization of Intangibles		5,675		4,197
Share-based Compensation		1,144		2,416
Translation Adjustment		4,253		
Changes in operating assets and liabilities:				
Acccounts receivable, net		-		29,183
Prepaids and Other Current Assets		72,093		(133,134)
Accounts Payable		62,364		(2,828)
Amount due to Related Parties		-		440,240
Credit Cards		338		2,109
Other Current Liabilities		222		54,180
Net cash provided/(used) by operating activities		**(912,358)**		**(210,435)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(33,331)		-
Purchases of Intangible Assets		(14,778)		(26,194)
Net cash provided/(used) in investing activities		**(48,109)**		**(26,194)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		1,620,583		-
Borrowing on Promissory Notes and Loans		255,532		53,542
Net cash provided/(used) by financing activities		**1,876,115**		**53,542**
Change in Cash		915,648		(183,087)
Cash—beginning of year		2,105		185,192
Cash—end of year	$	**917,753**	$	**2,105**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	31,063	$	581
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Emrod Inc. was incorporated on April 27, 2021, in the state of Delaware. Emrod Inc. is the holding company for Emrod Limited (operating subsidiary) located in New Zealand. The consolidated financial statements of Emrod Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in White Plains, New York.

Emrod is opening up the world's access to power by developing rapidly scalable disruptive technology to enable long range wireless power transmission that is safe, reliable and cost effective. During the year March 31, 2022, the company was in the research and development phase with the main sources of income being grants and revenue from paid demonstrations.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The Company's consolidated financial statements include the accounts of subsidiaries over which the Company exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted March 31st as its basis of reporting.

Use of Estimates

The preparation of consolidation financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of March 31, 2022, and March 31, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $410,847 and $0, respectively.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Computer Equipment	5 years
Office Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

Income Taxes

Emrod Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn from wireless electricity transfer.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended March 31, 2022, and March 31, 2021 amounted to $17,460 and $5,817, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company has evaluated subsequent events that occurred after March 31, 2022, through March 25, 2023 which is the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following items:

As of Year Ended March 31,	2022	2021
Prepayments	4,219	-
R&D Tax Credits	116,078	201,339
Goods and services tax	16,506	7,574
Other Current Asset	55	40
Total Prepaids and Other Current Assets	$ 136,859	$ 208,952

Other current liabilities consist of the following items:

As of Year Ended March 31,	2022	2021
Accruals	14,700	49,254
Annual Leave Liability	39,663	
Shareholder Salary	-	4,912
Income Tax	39	14
Total Other Current Liabilities	$ 54,402	$ 54,180

4.   PROPERTY AND EQUIPMENT

As of March 31, 2022, and March 31, 2021, property and equipment consists of:

As of Year Ended March 31,	2022	2021
Computer Equipment	$ 28,243	$ -
Office Equipment	5,088	-
Property and Equipment, at Cost	33,331	-
Accumulated depreciation	(6,444)	-
Property and Equipment, Net	$ 26,887	$ -

Depreciation expenses for property and equipment for the fiscal year ended March 31, 2022, and 2021 were in the amount of $6,444 and $0, respectively.

5.   INTANGIBLE ASSETS

As of March 31, 2022, and March 31, 2021, intangible asset consists of:

As of Year Ended March 31,	2022	2021
Patent	$ 56,753	$ 41,975
Intangible assets, at cost	56,753	41,975
Accumulated amortization	(9,873)	(4,197)
Intangible assets, Net	$ 46,880	$ 37,777

Entire intangible assets have been amortized. Amortization expense for patents for the fiscal year ended March 31, 2022, and 2021 was in the amount of $5,675 and $4,197, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of March 31, 2022:

Period	Amortization Expense
2023	$ (5,675)
2024	(5,675)
2025	(5,675)
2026	(5,675)
Thereafter	(24,179)
Total	$ (46,880)

6.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock with a par value of $0.00001. As of March 31, 2022, and March 31, 2021, 1,135,460 have been issued and are outstanding.

7.   SHAREBASED COMPENSATION

During 2021, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 85,991 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of three years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2022
Expected life (years)	10.00
Risk-free interest rate	4.41%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at March 31, 2020	-		-
Granted	143,415	$ -	
Exercised	-		
Expired/Cancelled	-		-
Outstanding at March 31, 2021	143,415	$ -	6.26
Exercisable Options at March 31, 2021	39,838	$ -	6.26
Granted	294	$ -	
Exercised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at March 31, 2022	143,709	$ -	5.58
Exercisable Options at March 31, 2022	87,822	$ -	5.58

Stock option expenses for the years ended March 31, 2022, and March 31, 2021 was $1,144 and $2,416, respectively.

8.   DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended March 2022					For the Year Ended March 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Revolving Credit Facility - ASB Bank Limited	$ 208,290	4.95%	2/4/2021	an be terminate at any time by the lender	$ -	$ -	$ 104	$ -	$ 104	$ 5,228	$ 5,228	$ 126,728	$ -	$ 131,955
Loan agreement - Callaghan Innovation	$ 277,720	3.00%	8/4/2020	8/4/2030	$ 8,740	8,740	$ 27,772	$ 263,552	$ 300,064	$ 8,332	$ 11,733	$ 27,772	$ 251,748	$ 291,253
Commercial Loan Facility - Gold Band Finance Limit	$ 352,010	5.65%	7/23/2021	6 months from the drawing	$ 19,897	19,897	$ 352,161	$ -	$ 372,058	$ -	$ -	$ -	$ -	$ -
Small Business Cashflow Loan Contract	$ 18,191	3.00%	9/11/2021	11/9/2026	$ 546	546	$ 3,638	$ 14,553	$ 18,736	$ -	$ -	$ -	$ -	$ -
Total					$ 29,183	$ 29,183	$ 383,675	$ 278,105	$ 690,963	$ 13,559	$ 16,960	$ 154,500	$ 251,748	$ 423,208

The summary of the future maturities is as follows:

As of Year Ended March 31, 2022	
2023	$ 383,675
2024	31,410
2025	31,410
2026	31,410
2027	31,410
Thereafter	152,464
Total	**$ 661,780**

Lease

We have entered into an operating lease agreements mostly for certain of business premises. Our leases have original lease periods expiring in 2028. Our lease agreement generally does not contain any material residual value guarantees or material restrictive covenants. The cumulative effects of the changes made to our balance sheet as of March 31, 2022, as a result of the adoption of the accounting standard update on leases were as follows:

	March 31, 2022
Lease liability	
Beginning balance	$ 419,674
Additions	$ -
Lease payments	52,772
Balance at end of period	$ 366,902

The aggregate minimum annual lease payments under operating leases in effect on March 31, 2022, are as follows:

	March 31, 2022
2023	$ 58,298
2024	64,402
2025	71,146
2026	78,596
2027	86,826
Thereafter	7,633
Total	$ 366,902

9.   INCOME TAXES

The provision for income taxes for the year ended March 31, 2022, and March 31, 2021 consists of the following:

As of Year Ended March 31,	2022	2021
Net Operating Loss	$ (301,724)	$ (166,870)
Valuation Allowance	301,724	166,870
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on March 31, 2022 and March 31, 2021 are as follows:

As of Year Ended March 31,	2022	2021
Net Operating Loss	$ (485,173)	$ (183,449)
Valuation Allowance	485,173	183,449
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of Dec March 31, 2022, and March 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending March 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,764,266, and the Company had state net operating loss ("NOL") carryforwards of approximately $1,764,266. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of March 31, 2022, and March 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of March 31, 2022, and March 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

In 2021, the Company received loans from Peregrine Pacific (a related party) in the amount of $440,240. In 2022, the amount was converted into Common Stock. As of March 31, 2022, and March 31, 2021, the outstanding balance of the loan is $0 and $440,240, respectively.

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of March 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from March 31, 2022, through April 20, 2023, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.



Title	Emrod - Form C-AR (2022)
File name	Emrod - Form C-AR...tion Version).pdf
Document ID	c2527a2abef6e0c24b5a5245f777633540f8daec
Audit trail date format	MM / DD / YYYY
Status	• Signed

Document History

⟳ SENT	**05 / 18 / 2023** 13:51:01 UTC	Sent for signature to Zvi Kushnir (greg.kushnir@emrod.energy) from brian@rosslawgroup.co IP: 98.116.191.180
◉ VIEWED	**05 / 18 / 2023** 21:57:19 UTC	Viewed by Zvi Kushnir (greg.kushnir@emrod.energy) IP: 114.23.218.235
↙ SIGNED	**05 / 18 / 2023** 21:59:18 UTC	Signed by Zvi Kushnir (greg.kushnir@emrod.energy) IP: 114.23.218.235
⊘ COMPLETED	**05 / 18 / 2023** 21:59:18 UTC	The document has been completed.